EXHIBIT 1

ANNUAL INFORMATION FORM

March 31, 2003

Draft March 26, 2003

1.0 THE CORPORATION
1.1 Name & Incorporation
1.2 Intercorporate Relationships
2.0 GENERAL DEVELOPMENT OF THE BUSINESS
2.1 Three Year History
2.2 Significant Acquisitions and Dispositions
2.3 Trends, Risks and Uncertainties
3.0 NARRATIVE DESCRIPTION OF THE BUSINESS
3.1 Kemess South Mine, Kemess North Project and Other Kemess Mineral Claims
3.2 2002 Update
4.0 SELECTED CONSOLIDATED FINANCIAL INFORMATION
5.0 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
6.0 MARKET FOR SECURITIES
7.0 DIRECTORS AND OFFICERS
8.0 ADDITIONAL INFORMATION
Annual Information Form December 31, 2002
Consolidated Financial Statements Dec 31, 2002
Management Discussion and Analysis Dec 31, 2002
Technical Report Kemess Mines December 31, 2001
Addendum 1 to Kemess Technical Report Feb 2002
Addendum 2 to Kemess Technical Report Feb 2002
Northgate Exploration Ltd. Annual Report 2002
Consent of KPMG LLP
Consent of Maryse Belanger
Consent of MDRI Canada
Section 906 Certification CEO
Section 906 Certification CFO

		Page

1.0	Corporate Structure	1
	1.1 Name and Incorporation
	1.2 Intercorporate Relationships
2.0	General Development of the Business	2
	2.1 Three-Year History
	2.2 Significant Acquisitions and Dispositions
	2.3 Trends, Risks and Uncertainties
3.0	Narrative Description of the Business	8
	3.1 Kemess South Mine, Kemess North Project and Other Kemess Mineral Claims
	3.2 2002 Update
4.0	Selected Consolidated Financial Information	11
5.0	Management’s Discussion and Analysis of Financial Condition and Results of Operations	12
6.0	Market for Securities	12
7.0	Directors and Officers	13
8.0	Additional Information	13

Note: All dollar figures in this Annual Information Form are shown in United States dollars unless otherwise stated.

1.0	THE CORPORATION

1.1	Name & Incorporation

Northgate Exploration Limited (“Northgate” or the “Corporation”) was incorporated under the Ontario Companies Act by letters patent dated January 7, 1919 under the name Kirkland-Hudson Bay Gold Mines Limited. In 1958, the Corporation was reorganized and its name changed to its present form. A Restated Certificate and Articles of Incorporation were issued to Northgate on August 3, 1984 pursuant to the Business Corporations Act (Ontario), which superseded the Letters Patent and all amendments thereto. In June 2001, the Corporation obtained shareholder approval to continue the Corporation into the Province of British Columbia pursuant to the provisions of the Company Act (British Columbia). The Corporation was continued into British Columbia on January 31, 2003 under number C-663195.

The Corporation’s head office is located at 2050 — 1055 West Georgia Street, Vancouver British Columbia V6E 3R5.

1.2	Intercorporate Relationships

The following table shows the subsidiaries through which Northgate holds its interests in certain mining or exploration properties, the jurisdictions of incorporation of the companies, and the percentage of voting and equity shares owned by Northgate or its subsidiaries.

(1)	41.59% of the common shares of the Corporation are owned by B.C. Pacific Capital Corporation (“BC Pacific”), an affiliate of Brascan Financial Corporation (Brascan), and it subsidiaries. Brascan controls 36% of the common shares of BC Pacific.

(2)	In February 2003, Northgate acquired the 5% interest in Kemess Mines Ltd. held by Royal Oak Ventures Inc.

2.0	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

Acquisition of the Kemess South Mine

In November 1999, an agreement was signed with the Interim Receiver of Royal Oak Mines Inc., which was in receivership at that time, for the purchase of a 95% economic interest in the Kemess South mine by way of a convertible royalty interest (the “Royalty Interest”). This agreement was incorporated into a comprehensive restructuring proposal (the “Proposal”), which was presented by Royal Oak Mines Inc.’s Interim Receiver to Royal Oak Mines Inc.’s creditors on December 3, 1999 and approved by the creditors on December 14, 1999 under the Bankruptcy and Insolvency Act (Canada). The Ontario Superior Court of Justice approved the Proposal on January 4, 2000, with an effective date of February 14, 2000.

In order to finance the acquisition of the Royalty Interest in the Kemess South mine, Northgate arranged a bridge loan in the amount of $145 million from Brascan Financial Corporation (“Brascan”). The total debt at December 31, 2000 of Northgate was $166 million or Cdn$268 million and was divided into a senior tranche of Cdn$156 million and Cdn$112 million of capital securities which, at the option of Northgate, was repayable in common shares.

On December 31, 2000, Northgate converted its Royalty Interest into a direct 95% equity interest in Kemess Mines Ltd., the company that owns the Kemess South mine and 65,000 acres of mineral claims surrounding the mine including Kemess North.

Kemess Mines Ltd.

On September 13, 2001, Kemess Mines Ltd. completed a $100 million syndicated credit facility, the proceeds of which were used to repay the principal on the senior debt facility owing to Brascan. The interest rate on the six-year facility is currently Libor + 1%; the entire amount of the loan is guaranteed by Brascan until the Kemess South mine passes a completion test. Brascan charges Kemess Mines Ltd. a 1% guarantee fee. During 2002, Kemess Mines Ltd repaid a total of $35.5 million of the facility so that at December 31, 2002 a total of $64.5 million remained outstanding.

$140 Million Equity Financing Closed March 28, 2002

On December 19, 2001, the board of directors of the Corporation approved a Financing Plan consisting of: (i) a Unit Offering, (ii) a Flow-Through common share offering, (iii) a Cdn$25 million Rights Offering to existing shareholders, and (iv) a Cdn$90 million private placement of Class A Preference Shares to Brascan and/or its affiliates. Two prospectus’ were filed with Canadian Securities Administrators on SEDAR in connection with the Financing Plan on February 18, 2002 and none of the securities issued under the plan were registered under the United States Securities Act of 1933, as amended, and therefore were not offered or sold in the United States. The Unit Offering and the Rights Offering allowed the purchase of units of the Corporation at a price of Cdn$1.26 per unit, each unit consisting of one common share of the Corporation and one-half of one Common Share purchase warrant. The Financing Plan was structured to refinance the capital securities owing to Brascan and to establish a long-term capital structure for the Corporation. On December 28, 2001, the Corporation entered into an agreement with BC Pacific Capital Corporation (“BC Pacific”) and Brascan relating to their respective obligations under the Financing Plan. The Corporation and Brascan agreed to extend the maturity date of the capital securities from December 31, 2001 to June 30, 2002 in order to facilitate the transaction.

The Rights Offering was made to all eligible holders of Common Shares as of March 1, 2002. BC Pacific agreed to exercise its rights under the Rights Offering to the extent of its proportionate interest in the Corporation. BC Pacific also agreed to directly or indirectly subscribe for additional units in order that the Corporation would realize the maximum gross proceeds of Cdn$25 million from the Rights Offering. It was not necessary for the Corporation to enforce this agreement as the Rights Offering was fully subscribed.

Since Brascan is a related party to the Corporation, pursuant to Rule 61-501 of the Securities Act (Ontario), Policy Q-27 of the Commission des valeurs mobilières du Québec (together, the “Policies”) and the rules of the Toronto Stock Exchange, at a meeting of its shareholders held on February 15, 2002, the Corporation obtained approval of the Financing Plan from its minority shareholders (excluding Brascan and others). The Corporation was granted relief from the Ontario Securities Commission and the Commission des valeurs mobilières du Québec in respect of the requirements under the Policies to obtain a formal valuation of the subject matter of the Financing Plan.

Proceeds of the Unit Offering, the Rights Offering and the issuance of the Preferred Shares were used to repay the Corporation’s capital securities on March 28, 2002. The gross proceeds of the Flow-Through offering of approximately Cdn$5.4 million were used by the Corporation to incur Canadian exploration expense during 2002, which the Corporation renounced to subscribers effective on December 31, 2001.

Equity Issue Completed on June 25, 2002

On June 25, 2002 the Corporation completed a Cdn$125 million equity financing in which it issued 60,975,610 common shares and 20,325,203 share purchase warrants. Coincident with the closing, all of the Corporation’s convertible preferred shares were converted into common shares by BC Pacific at Cdn$1.51 per share.

Flow-through Equity Issue Completed on December 23, 2002

On December 23 2002 the Corporation completed an equity financing for total gross proceeds of Cdn$1,445,000 by way of the issuance of 722,500 flow-through common shares at Cdn$2.00 each. Proceeds from the issue will be used to finance the Corporation’s 2003 exploration activities, including the continued exploration of Northgate’s 65,000-acre property surrounding the Kemess South mine exploration activities in the Toodoggone Region of British Columbia.

Bretzin Mines Limited

In December 1998, Bretzin Mines Limited (“Bretzin”), a wholly-owned subsidiary of Northgate, acquired a portfolio of mineral and exploration properties principally in South America. The purchase price for these properties was allocated to cash and notes receivable. The principal consideration given was a $5.5 million promissory note, which bore interest at 5% per annum. In June 2001, Northgate sold all of its interest in Bretzin for consideration of $250,000 plus the assumption by the purchaser of a $7.6 million promissory note payable.

Yamana Resources Inc.

In November 1999, Northgate agreed to provide Yamana Resources Inc. (“Yamana”) with a $4 million project finance facility for the first phase of development of the Martha high-grade silver deposit in Santa Cruz Province, Argentina. In April 2001, Northgate agreed to extend Yamana a further $500,000 to complete the development of the mine. Shipments of direct shipping ore began in February 2001. In December 2001, Northgate agreed to extend the term of the loan facility and in April 2002 the loan was repaid in full when Yamana sold the Martha mine to Coeur d’Alene Mines.

Quinsam Coal Corporation

In 1999, Northgate provided a Cdn$3 million loan facility to Quinsam Coal Corporation, secured by a first charge on Quinsam’s coal mine located near Campbell River, B.C. The principal outstanding, including accrued interest and costs, was repaid in August 2000.

2.2	Significant Acquisitions and Dispositions

In January 2003, the Corporation announced that it had reached an agreement with Royal Oak Ventures Inc. (“Royal Oak”) to acquire its 5% minority interest in Kemess Mines Ltd., in exchange for 7,186,000 common shares of Northgate. The transaction closed on February 14, 2003, at which point the Corporation owned a 100% interest in Kemess Mines Ltd.

Since the transaction was a “related party transaction” for securities regulatory purposes, the independent directors of Northgate were asked to consider it. The independent directors concluded that the transaction was fair from a financial point of view to the shareholders of Northgate.

2.3	Trends, Risks and Uncertainties

Recent Losses

The Corporation incurred net losses of approximately $14 million in 2002, $10 million in 2001 and $23 million in 2000, following four consecutive years of profitability. The Corporation’s profitability depends on the prices of gold and copper, levels of gold and copper production, cash operating costs and the other factors discussed below.

Sensitivity to Metal Prices

The Corporation’s earnings are directly related to the prices of gold and copper as its revenues are derived primarily from gold and copper mining. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including global and regional demand and political and economic conditions, central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, and production costs in major gold and copper producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold and copper prices are also affected by worldwide production levels. In addition, the prices of gold and copper have on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and copper prices may adversely affect the Corporation’s financial performance or results of operations. If the Corporation’s revenues from the sale of gold and copper fall below the Corporation’s cost of production due to a fall in the price of gold and/or copper and prices remain at such levels for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. Under the Corporation’s Risk Management Policy, approved by its board of directors, the Corporation intends to make use of hedging strategies where appropriate. There is however, no assurance that the Corporation’s hedging strategies will be successful or that fluctuations in the prices of gold or copper will not materially adversely affect the Corporation’s financial performance and results of operations.

The volatility of gold prices is illustrated in the following table, which sets forth for the periods indicated the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”).

	2002	2001	2000	1999	1998	1997

High price ($ per ounce)	349	293	319	326	313	367
Low price ($ per ounce)	278	256	262	253	273	283
Average price ($ per ounce)	310	271	278	274	296	336

On December 30, 2002, the London P.M. Fix was $347.20 per ounce of gold.

The following table sets forth for the periods indicated the high, low and average prices on the London Metal Exchange for copper.

	2002	2001	2000	1999	1998	1997

High price ($ per pound)	0.77	0.83	0.91	0.84	0.85	1.23
Low price ($ per pound)	0.64	0.60	0.73	0.61	0.65	0.77
Average price ($ per pound)	0.71	0.72	0.82	0.71	0.75	1.03

On December 31, 2002, the London Metal Exchange Grade A copper settlement price was $0.70 per pound.

Earnings and Cash flow sensitivities based on 2003 production estimates can be found on page 18 of the Corporation’s 2002 Annual Report.

The Corporation manages risks related to commodity prices and foreign exchange using various financial instruments. Information on these instruments appears in Note 16 on page 27 of the Corporation’s 2002 Annual Report, which is incorporated herein by reference.

Sensitivity to Foreign Exchange Rates

The Corporation’s operating results and cash flow are significantly affected by changes in the US/Canadian dollar exchange rate. Exchange rate movements can have a significant impact on all of the Corporation’s costs. Based upon the Corporation’s anticipated 2003 after-tax operating results, a one-cent change in the average annual US/Canadian dollar exchange rate would affect both net income and operating cash flow by approximately $1.2 million. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Corporation has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Corporation’s foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Corporation’s financial performance and results of operations.

Sensitivity to Interest Rates

Fluctuations in interest rates can affect the Corporation’s results of operations and cash flows. The Corporation’s bank debt and cash balances are subject to variable interest rates. A change of 100 basis points in interest rates is estimated to have approximately a $0.45 million after-tax impact on earnings and cash flow in 2003.

Dependence on the Kemess South Mine

The Corporation’s mining and milling operations at Kemess South accounted for all of the Corporation’s metal production in 2002 and will account for all of the Corporation’s future metal production unless additional projects are acquired and/or brought into production. Any adverse condition affecting mining or milling conditions at the Kemess South mine could be expected to have a material adverse effect on the Corporation’s financial performance or results of operations until such time as the condition is remedied or the Corporation’s other exploration and development properties are brought into production. In addition, the Corporation’s principal development program is the development of Kemess North Project. This project involves further exploration, engineering and design work to enable the extraction of ore and may present new or different challenges for the Corporation. There can be no assurance that the Corporation’s current exploration and development programs in the Kemess region will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Cash Costs of Gold Production at the Kemess South Mine

The Corporation’s cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the price and production level of copper, the revenue from which is offset against the cost of gold production, the treatment and refining charges for copper concentrate and the US dollar/Canadian dollar exchange rate. As these factors are beyond the Corporation’s control, there can be no assurance that the Corporation will be able to achieve low cash cost gold production.

Uncertainty of Ore Reserves and Mineral Resource

Although the Corporation has carefully prepared the mineral reserves and resource figures included herein and believes that the methods of estimating mineral reserves and resource have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by the Corporation may differ from the estimated grades of the reserves and mineral resource. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates, may render reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of resources. Short-term factors relating to the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may impair the profitability of a mine in any particular accounting period.

Mineral resources and inventory estimated for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Reserve Estimates

The figures for proven and probable mineral reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Corporation has estimated proven and probable mineral reserves based on a $325 per ounce gold price and a copper price of $0.95 per pound. The market prices of gold and copper have for more than three years traded, on average, below the price at which the Corporation estimates its reserves. Prolonged declines in the market price of gold and copper may render reserves containing relatively lower grades of gold and copper mineralization uneconomic to exploit and could reduce materially the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow.

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, and changes in the regulatory environment, cave-ins or flooding. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstance. However, the Corporation may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Corporation may become subject to liabilities, which exceed policy limits. In such case, the Corporation may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Income Tax

The Corporation does not currently pay cash taxes and does not anticipate doing so during the reserve life of the Kemess South mine at forecast commodity prices. It is possible that the Corporation may become cash taxable at some point in the future if commodity prices change or if Kemess North is brought into production. For more information on income taxes see note 13 on page 27 of the Corporation’s 2002 Annual Report, which is incorporated herein by reference.

Cost of Exploration and Development Programs

The Corporation’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable reserves, the Corporation actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Laws and Regulations

The Corporation’s mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Under an amended mine closure plan submitted to the British Columbia government in 2002, the estimated current reclamation cost for the Kemess South mine is approximately $12.1 million (Cdn$18.8 million) of which $7.5 million (Cdn$12.0 million) in cash is currently held in trust by the British Columbia government against these obligations. The amended mine closure plan requires the Corporation to increase the amount of the bond by approximately Cdn$1 million per annum beginning on December 31, 2003 until the bonded amount reaches Cdn$18.8 million. The completion of final reclamation is subject to approval by the British Columbia government and there can be no assurance that the British Columbia government will not impose additional reclamation obligations with attendant higher costs. At December 31, 2002, the Corporation had provided for a total reclamation liability of $10.3 million on its balance sheet, which will be increased to $12.1 million by the time the Kemess South reserves are exhausted in 2009.

Competition and Scarcity of Mineral Lands

Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities. The Corporation may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Corporation. Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new mining properties.

Legal Proceedings

In 1996, Golden Hill Ventures Ltd. filed an action against Kemess Mines Inc., a subsidiary of Royal Oak Mines Inc., in the Supreme Court of British Columbia claiming a declaration that the builders lien of Cdn$6.0 million placed on the Kemess mineral claims was a first charge lien, as well as Cdn$7.6 million in contractual claims and damages arising from its performance of contract work, notably preparation of the airstrip, airstrip access road, mill site and runoff pond, mill site access road and the main camp. Kemess Mines Ltd. was added as a party in August 2000 as the owner of the mineral claims over which the builder’s lien was registered. The order regarding priority of the lien was sought against Kemess Mines Ltd. and the amount claimed in contractual claims and damages was claimed against Kemess Mines Inc. The action was tried from April 2000 to June 2001. The matter was settled in February of 2003 for Cdn$5.075 million.

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown mine. Management believes the suit to be without merit and is vigorously defending the claim.

3.0	NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	Kemess South Mine, Kemess North Project and Other Kemess Mineral Claims

Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation’s principal assets are its 100% interest in the Kemess South open pit mine and its associated infrastructure (“Kemess South”) located in north-central British Columbia and its 100% interest in approximately 65,000 acres of mineral claims surrounding Kemess South including the Kemess North deposit (“Kemess North”) which is currently the subject of a feasibility study.

The Corporation is currently focusing its exploration activities within its land position surrounding the Kemess South mine, on the Nugget Zone, the Sovereign, Kemess Centre and Kemess East. The Corporation has also signed joint venture agreements with Canasil Resources Incorporated (“Canasil”), Praxis Goldfields Inc. (“Praxis”) and StrataGold Corporation for exploration of properties held by these companies.

A description of the Kemess South mine, the Kemess North deposit and other mineral claims can be found in a technical report entitled “Technical Report — Kemess Mine Review B.C.” prepared by MRDI Canada dated December 2001 and two addendum reports dated February 2002 (together the “MRDI Reports”) which are all incorporated by reference herein. MRDI Canada, a division of AMEC E&C Services Limited, is an independent engineering and mineral industry consulting firm.

The information contained in these reports is updated in section 3.2 herein.

Except as otherwise noted herein, there have been no recent changes with respect to properties which the Corporation owns, or in which it has directly or indirectly significant interests, which have materially affected operating profits and no such changes are expected. To the knowledge of the Corporation, it and its subsidiaries are in compliance with all environmental laws and regulations in effect in all jurisdictions in which operations are being conducted except as otherwise disclosed herein.

3.2	2002 Update

Kemess South Reserves and Resources

The Corporation’s reserves and resources at Kemess South at December 31, 2002 and a discussion of the mine plan optimization that was undertaken during 2002 can be found in the Corporation’s 2002 Annual Report on pages 7 and 8 and are incorporated herein by reference.

Kemess South Operations

Operating results for the Kemess South mine during 2002 can be found on page 16 of the Corporation’s 2002 Annual Report and are incorporated herein by reference.

During 2002 a second cable shovel and new haul truck were commissioned at the site. The mine now operates with its two cable shovels as primary digging and loading machines, servicing a fleet of thirteen 240 tonne haul trucks.

Two column flotation cells were installed in the mill in April 2002. These units have enhanced the recoveries of gold and copper and increased the copper grade of the gold-copper concentrate produced. Additional information can be found on page 11 of the Corporation’s 2002 Annual Report, which is incorporated herein by reference.

In 2002, a tailings sand cycloning and depyritization plant was permitted and built at a cost of $4 million. The plant will produce a clean coarse fraction of mill tailings, which will be used in the construction of the dam to provide the needed weight on the downstream side. This construction technique will eliminate the need to haul non-acid generating waste rock from the Kemess South pit to the dam and is expected to reduce the annual cost of dam construction during the remaining life of the Kemess South mine.

Reclamation and Closure

With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures. At December 31, 2002, management’s estimate of future reclamation and site closure costs was $12.1 million (Cdn$18.8 million). This estimate was based on available information, including preliminary closure plans, alternatives and applicable regulations. The Corporation has posted a Cdn$12 million bond, held in trust by the Government of British Columbia, against these future environmental obligations and amended its reclamation permit during 2002 to increase the amount of the bond to Cdn$18.8 million by the end of the Kemess South mine life.

Kemess North Project

The 2002 exploration program in the east and central cirque areas of Kemess North determined the ultimate extent of the high-grade porphyry dome structure that was discovered in 2001 and confirmed the continuity of the mineralization in the deposit, allowing the majority of the gold resource to be upgraded from an inferred to an indicated classification. The total resource at

Kemess North now contains 6.6 million ounces of gold and 2.4 billion pounds of copper, an increase of 900,000 ounces of gold from 2001.

During 2002, a total of 42 holes were drilled to depths of between 400 metres and 700 metres in and around the proposed Kemess North pit outline. A higher-grade core (gold equivalent cutoff grade of 0.8 grams per tonne) within the indicated mineral resource at Kemess North is now estimated to contain 185 million tonnes grading 0.511 grams per tonne of gold and 0.275% copper and the contained gold in this zone has grown to over 3 million ounces.

A resource estimate for Kemess North at December 31, 2002 can be found in the Corporation’s 2002 Annual Report on page 8 and is incorporated herein by reference.

Northgate is proceeding with feasibility study work in 2003.

Other Exploration in Kemess Camp

The Nugget Zone, located approximately 1.3 kilometres southwest of the Kemess North pit outline, has been known for many years for its surface gold showings. As a result of the high-resolution geophysical survey flown in 2002, Northgate geologists identified several new targets with geophysical and geochemical signatures very similar to Kemess North. Subsequent drilling led to the discovery of gold-copper porphyry mineralization in the same monzonite/takla volcanic geologic setting as Kemess North.

Gold-copper mineralization up to 159 metres thick at the Nugget Zone has been intersected over a strike distance of 300 metres. The Nugget Zone remains open in all directions and although still in an early stage of exploration.

The discovery of porphyry mineralization at the Nugget Zone, in combination with the observation of similar geologic features to the south in the area of Kemess Centre, strongly suggests that Kemess North, the Nugget Zone and the Kemess South mine are all part of the same enormous porphyry system and opens up a variety of new targets for the 2003 exploration program over a much larger region of the Kemess property.

An inferred Resource estimate for the Nugget Zone appears on page 8 of the Corporation’s 2002 Annual Report and is incorporated herein by reference.

Brenda Property

On July 31, 2002, Northgate and Canasil Resources Inc. (Canasil) signed an Option and Joint Venture Agreement providing for Northgate to earn a majority interest in Canasil’s 100% owned Brenda gold-copper property located in the Kemess-Toodoggone mining district in north central British Columbia, Canada.

The Agreement provides for Northgate to earn a 60% interest in the property by incurring expenditures of $2,000,000 and paying a total of $140,000 to Canasil over a period of four years. Upon exercise of the Option, the parties will enter into a joint venture. If Canasil does not elect to participate in the joint venture, or fails to meet its share of planned expenditures, its interest will revert to a 2% Net Smelter Return, one-half of which may be purchased by Northgate for $2,000,000.

The Brenda property comprises 178 mineral claim units, covering 44.0 square kilometres, situated approximately 25 km north west of Northgate’s Kemess South Mine. The property is located in the heart of the Kemess-Toodoggone porphyry gold-copper / epithermal district. It lies within a belt of northwest and northeast trending block faults at the transition from predominantly porphyry type gold-copper occurrences to the south to epithermal type gold-silver vein and breccia deposits to the northwest.

The 2002 drill program on the Brenda property utilized geologic data developed by Northgate geologists during the exploration and delineation of Northgate’s Kemess North deposit. The holes targeted untested geophysical and geochemical anomalies present at lower elevations in an attempt to intersect mineralization below the Toodoggone volcanic rocks. The result was the discovery of a gold-bearing porphyry system with alteration comparable to that of Kemess North, where mineralization is hosted by Takla volcanic rocks and monzonite intrusive rocks.

Mineralized zones, containing gold and copper, were intersected in all holes and are associated with potassic and magnetite-silica altered Takla volcanic rocks, adjacent to monzonite sills and hydrothermal breccia zones. Grades ranged from 0.26 grams per tonne (“gmt”) to 0.45 gmt gold and 0.03% to 0.07% copper, respectively, over widths of 10 — 25 metres.

Praxis Property

In 2002, Northgate and Praxis Goldfields Inc. (Praxis) signed a letter of agreement providing for Northgate to earn a majority interest in Praxis’ claim group located in the Stewart Mining Camp in northwestern British Columbia, Canada.

The agreement provided for Northgate to earn a 51% interest in the properties by incurring exploration expenditures of $3,300,000 over a period of four years.

The Praxis property is located approximately 22 kilometres southwest of the town of Stewart, British Columbia. It is a 193-unit claim group, optioned by Northgate from Praxis Goldfields Inc. (“Praxis”), containing several airborne and surface geophysical targets with coincident geochemical signatures that are indicative of a stacked VMS massive-sulphide mineralization.

During 2002, Northgate tested the Section Ridge area of the claim by drilling five diamond drill holes totalling approximately 1,950 metres. The results of the program depict a distal VMS environment with consistent anomalous copper-lead. The assay results from all holes found non-economic values for gold, copper, zinc and lead with the exception of one intersection of hole PR-02-02, which graded 13.8 gmt silver, 0.27 gmt gold, 0.67% lead and 0.39% zinc over one metre.

Northgate advised Praxis in early 2003, that it would not be continuing with any further exploration on the property.

Hyland Gold Property

On February 10, 2003, Northgate and StrataGold Corporation, a subsidiary of Expatriate Resources Ltd. (EXR.TSX Venture), entered into an Option and Joint Venture Agreement whereby Northgate can acquire an initial 51% interest in the Hyland gold property located in the Quartz Lake area in southeast Yukon. The 100% owned property consists of 226 mineral claims covering 40 square kilometres.

Under the Initial Option, Northgate will earn a 51% interest in the Hyland property by making exploration expenditures of Cdn$5 million over four years, including a firm commitment to spend a minimum Cdn$700,000 in 2003. In addition, Northgate shall make property payments totalling Cdn$210,000 including an initial payment of Cdn$85,000. Upon completing $5 million in exploration expenditures and making the cash payments, Northgate shall have an Additional Option to increase its interest to 60% by completing a feasibility study and making all expenditures related thereto. StrataGold will be the operator of exploration programs during the Initial Option, whereas Northgate will be the operator during the Additional Option and under the Joint Venture upon completion of the Option Period.

The Hyland property is subject to a total of 1.25% Net Smelter Return royalty on the entire property and an additional 1.0% Net Smelter Return royalty on the core part of the property. The latter is capped at $1,500,000. Should a party’s participating interest be diluted below 30%, or should it fail to participate in a feasibility study or mine development program it shall forfeit its participating interest and receive a 2.0% Net Smelter Return royalty.

4.0	SELECTED CONSOLIDATED FINANCIAL INFORMATION

A three-year comparative summary of selected financial information appears below.

(thousands of US dollars, except for share data)	2002	2001	2000

Revenue	$110,992	$98,363	$—

Operation costs	76,079	71,579	—
Administrative and general	1,670	2,131	1,290

	77,749	73,710	1,290

Earnings before interest, taxes, depletion and depreciation and other	33,243	24,653	(1,290)

Other:
Depreciation and depletion	25,891	24,152	—
Net interest	5,335	9,341	15,438
Exploration	4,215	840	34
Currency translation losses (gains)	1,129	163	6,228
Mining and capital taxes	1,318	1,340	—
Non-controlling interest	(531)	(120)	—

	37,357	35,716	21,700

Earnings (loss) before the following items:	(4,114)	(11,063)	(22,990)
Gains (losses) on settlement of gold forward sales contracts	(9,839)	—	—
Other income (expense)	(290)	1,151	—
Income taxes	—	—	—

Earnings (loss) for the year	$(14,243)	$(9,912)	$(22,990)

Earnings (loss) per share — basic and diluted	$(0.14)	$(0.58)	$(0.76)

Weighted average number of shares used in computing earnings (loss) per share	123,374,060	30,251,156	30,248,246

Year-End Financial Highlights

(thousands of US dollars, except for share data)	2002	2001	2000

Working capital (deficiency)	$(1,295)	$(20,351)	$(18,514)
Investments and other assets	11,215	10,329	12,929
Mineral property, plant and equipment	198,481	205,271	214,267
Total assets	235,731	236,183	250,375
Total invested capital	198,103	185,201	195,540
Long-term debts	55,500	103,162	103,867
Shareholders’ equity and capital securities	129,339	68,051	73,280
Common shares outstanding	191,273,615	30,251,156	30,251,156
Share price — high/low (during the year in Cdn$)	2.18/1.13	1.43/0.71	1.15/0.60

Note: Certain of the figures have been reclassified to conform with the financial statement presentation adopted in 2002.

Selected Quarterly Financial Data
(Expressed in thousands of US dollars, except for share data) .

	2002 Quarter Ended				2001 Quarter Ended

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Revenue, investment and other income	$32,645	$28,062	$26,405	$23,880	$21,915	$24,245	$24,471	$27,732
Earnings (loss)	356	982	(12,048)	(3,533)	(7,751)	(2,511)	(660)	1,010
Earnings (loss) per share	0.00	0.01	(0.17)	(0.16)	(0.31)	(0.14)	(0.09)	(0.04)

The selected consolidated financial information should be read together with the 2002 consolidated financial statements and notes on pages 19 to 27 the Corporation’s 2002 Annual Report, which is incorporated herein by reference.

The Corporation’s policy is generally not to pay dividends but to retain earnings to finance growth opportunities. No dividend has been paid since 1988.

5.0	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Information relating to this item appears on pages 16 through 18 of the Corporation’s 2002 Annual Report, which is incorporated herein by reference.

6.0	MARKET FOR SECURITIES

The Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol NGX. Common shares of the Corporation also trade on the “Over the Counter” Market in the United States of America under the symbol NGEX. On September 23, 1999, the Corporation’s common shares were de-listed from trading on the New York Stock Exchange.

As of March 31, 2003, the Corporation had 38,182,338 transferable common share purchase warrants outstanding. Each warrant permits the holder to purchase one common share of the Corporation at Cdn$3.00. These warrants trade on the Toronto Stock Exchange under the symbols NGX.WT and NGX.WT.A.

7.0	DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Corporation, positions held by them with the Corporation, their principal occupations for the last five years and shareholdings in the Corporation as at December 31, 2002 are set out on the following page.

			Number of
Name, Municipality of Residence	Year of Appointment		Common
and Office Held	as Director/Officer	Expiry of Office	Shares Held	Principal Occupation or Employment(1)

G. Warren Armstrong(2) Toronto, Ontario Director	1982 (1958-1972)	May 9, 2003	100	President and Director of Coniagas Resources Ltd. (mining company)

Patrick D. Downey Freeport, Bahamas Director	1993	May 9, 2003	2,500	Retired Executive

J. Peter Gordon(3) Toronto, Ontario Director	2001/1999	May 9, 2003	Nil	Managing Partner, Brascan Financial Corporation (financial services company).

Terrence A. Lyons(3)(4) Vancouver, British Columbia Chairman of the Board and Director	1993	May 9, 2003	91,500	Chairman of the Corporation; President and Managing Partner, B.C. Pacific Capital Corporation (investment company)

Sam J. B. Pollock(2) Oakville, Ontario Director	2001	May 9, 2003	Nil	Managing Partner, Brascan Financial Corporation (financial services company)

Kenneth G. Stowe Oakville, Ontario President & Chief Executive Officer, Director	2001/1999	May 9, 2003	61,800	President and Chief Executive Officer of the Corporation.

Jon A. Douglas Toronto, Ontario Senior Vice-President & Chief Financial Officer	2001	May 9, 2003	18,000	Senior Vice-President & Chief Financial Officer of the Corporation.

Bruce M. McKay Vancouver, British Columbia Corporate Secretary	2000	May 9, 2003	Nil	Partner Fraser, Milner Casgrain LLP (law firm)

Maurice Ethier Smithers, British Columbia General Manager	1999	May 9, 2003	Nil	General Manager, Kemess Mines Ltd.

Robin L. Curry Smithers, British Columbia Corporate Controller	2002	May 9, 2003	Nil	Corporate Controller of the Corporation; Administration Superintendent of the Kemess Mine. Formerly Corporate Controller of Westmin Resources Limited

Notes:

(1)	The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation and Corporate Governance Committee.

(4)	Terrence A. Lyons is the President of B.C. Pacific Capital Corporation, a company that owned, directly or indirectly, or exercised control or direction over, 82,540,071 common shares of the Corporation as at March 31, 2002.

As at March 31, 2003, the directors and executive officers as a group owned or exercised control over a total of 173,900 common shares, which is equal to less than 1% of the total outstanding common equity of the Corporation on that date.

8.0	ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and the interests of insiders in material transactions is contained in the Corporation’s Information Circular for the 2002 Annual General Meeting, Annual Report and comparative financial statements. A copy of these documents and this Annual Information form may be obtained by contacting the Corporation at Suite 2050, 1055 West Georgia Street, P.O. Box 11179, Royal Centre, Vancouver, British Columbia, V6E 3R5 — Telephone: 604- 669-3141, Facsimile: 604-688-4435, e-mail: ngx@bcpacific.com.